CREAM MINERALS LTD.

#1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

TSX Venture Exchange Symbol:  CMA

U.S. 20-F Registration:  000-29870

Frankfurt Stock Exchange:  DFL

CREAM MINERALS ANNOUNCES DEBT FINANCING

Vancouver, BC – October 26, 2007 - Cream Minerals Ltd. (TSXV – CMA) (“Cream” or the “Company”) announces that, subject to regulatory approval, it has entered into a loan agreement (the “Loan Agreement”) with Mr. Frank A. Lang, the President, CEO and a director and controlling shareholder of the Company (the “Lender”).

Pursuant to the terms of the Loan Agreement, the Lender will advance the principal amount of $700,000.00 (the “Loan”) to the Company.  The Loan and accrued interest will be repaid by the Company to the Lender within 365 days from the date of receipt of acceptance from the TSX Venture Exchange of the Loan Agreement (“Regulatory Approval”).

Pursuant to the terms of the Loan Agreement, the Company will pay interest to the Lender on a per annum basis at the rate of six percent (6%).  Interest will be payable quarterly commencing ninety (90) days from the date of Regulatory Approval, and thereafter interest payments will be payable each ninety (90) days thereafter until the Loan is repaid in full.

The Loan and accrued interest thereon may be prepaid by the Company in whole or in part at any time and from time to time, without penalty.

In consideration of the Lender making the Loan to the Company, the Company entered into an agreement (the “Bonus Agreement), subject to Regulatory Approval, to issue common shares to the Lender as a bonus.  The Company shall issue 411,764 common shares in the capital of the Company (the "Bonus Shares") to the Lender within 5 days of receipt of Regulatory Approval of the Bonus Agreement.

As the Lender is an insider of the Company, the Loan and Bonus Agreement constitutes a "related party transaction" under Rule 61-501 of the Ontario Securities Commission (the "Rule").  All of the directors of the Company (excluding Mr. Frank A. Lang, who abstained in accordance with applicable corporate law) have approved the transaction and have determined that the transaction is exempt from the formal valuation and minority shareholder approval requirements of the Rule on the basis that neither the fair market value of the subject matter of nor the consideration for the transaction is greater than 25% of the Company's market capitalization in accordance with the Rule.  As of the date hereof, the Lender holds 10,914,187 shares of the Company representing approximately 24.41% of the Company's issued and outstanding shares.  Following the issuance of the bonus shares pursuant to the Bonus Agreement, the Lender will hold 11,325,951 shares representing approximately 25.10% of the Company's then issued and outstanding shares.

All shares issued in relation to the Bonus Agreement will be subject to a hold period, pursuant to the Securities Act (British Columbia) and the policies of the TSX Venture Exchange, of four months plus one day from the date of issuance.

The Company also announces that it has cancelled the previously announced (see news release dated August 9, 2007) flow-through and non-flow-through private placement through MineralFields Group due to market conditions.

For further information on the Company's projects, visit www.creamminerals.com.

Shannon M. Ross, CA.

Corporate Secretary & CFO

For further information, please contact:

Robert Paul, Investor Relations

Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400

Email: info@creamminerals.com

OR

Catarina Cerqueira

Associate Account Manager

CHF Investor Relations

Phone: (416) 868-1079, Ext. 229

Email:  catarina@chfir.com

Should you wish to receive Company news via email, please email catarina@chfir.com and specify “Cream Minerals Ltd.” in the subject line or contact the Company directly.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this News Release.  This release has been prepared by management and no regulatory authority has approved or disapproved the information contained herein.

Cautionary Language and Forward Looking Statements

This press release may contain “forward-looking statements”, which are subject to various risks and uncertainties that could cause actual results and future events to differ materially from those expressed or implied by such statements.  Investors are cautioned that such statements are not guarantees of future performance and results.  Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure documents filed from time to time with the Canadian securities authorities.